Exhibit 99.1

Press Release

HUTCHMED Highlights Clinical Data to be Presented at ESMO Congress 2024 and the 2024 World Conference of Lung Cancer

Hong Kong, Shanghai & Florham Park, NJ — Monday, September 9, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the 2024 World Conference on Lung Cancer (“WCLC24”) in San Diego, USA, and the European Society for Medical Oncology (“ESMO”) Congress 2024, taking place in Barcelona, Spain.

Results from the FLOWERS study, a prospective, two-arm, randomized, multicenter Phase II clinical trial of osimertinib with or without savolitinib as first-line treatment in EGFRm, MET-aberrant advanced non-small cell lung cancer (“NSCLC”) patients, will be presented at WCLC24. As of May 28, 2024, the median follow-up was 8.2 months. Patients treated with osimertinib plus savolitinib (Cohort 2, N=21) showed deeper and more durable response over osimertinib monotherapy (Cohort 1, N=23) along the study follow-up. The confirmed objective response rate (ORR) in Cohort 1 and Cohort 2 were 60.9% and 90.5%, respectively, with disease control rate (DCR) of 87% and 95.2%, respectively. Immature progression-free survival (“PFS”) data also showed a positive trend in favor of the combination therapy, with median PFS of 9.3 months and 19.6 months in the cohort 1 and cohort 2 with maturity of 34.8% and 23.8%, respectively. Safety profiles of osimertinib monotherapy and osimertinib plus savolitinib were as expected, tolerable and manageable.

Abstract title	Presenter / Lead author	Presentation details
WCLC24 - INVESTIGATOR-INITIATED STUDIES
Osimertinib with or without savolitinib as 1L in de novo MET aberrant, EGFRm advanced NSCLC (CTONG 2008): A Phase II trial	Jinji Yang, Guangdong Lung Cancer Institute, Guangdong Provincial People’s Hospital, Southern Medical University, Guangzhou, China	PL04.10 Plenary Session PL04 Presidential Symposium 2, Plenary Hall Monday, September 9, 2024 at 8:30 AM PDT
Study of Surufatinib Combined with Low Dose Topotecan in Second or Third-Line Multiple Distant Organ Metastatic ES-SCLC	Yingying Du, The First Affiliated Hospital of Anhui Medical University, Hefei, China; Hesheng Qian, Fuyang Cancer Hospital, Fuyang, China	EP.13A.04A ePoster Saturday, September 7, 2024
Surufatinib Plus Docetaxel in Patients with Relapsed Advanced Driver-Negative Non-Squamous NSCLC: A Phase Ib/II Study	Qitao Yu, Wei Jiang, Guangxi Medical University Cancer Hospital, Nanning, China	P3.12C.08 Poster Monday, September 9, 2024 at 8:30 AM PDT

Further analysis of fruquintinib’s FRESCO-2 study in metastatic colorectal cancer and FRUTIGA study in gastric cancer, a biomarker study of savolitinib in gastric cancer as well as investigator-initiated studies of fruquintinib and surufatinib will be presented at the ESMO Congress 2024. Details of the presentations are as follows:

Abstract title	Presenter / Lead author	Presentation details
ESMO 2024 - SPONSORED STUDIES
Efficacy and safety of fruquintinib in patients with refractory metastatic colorectal cancer with and without liver metastasis: A subgroup analysis of the phase 3 FRESCO-2 trial	Rocio Garcia-Carbonero, Hospital Universitario 12 de Octubre, lmas12, UCM, Madrid, Spain	520P Poster Session – Colorectal cancer Monday, 16 September 2024

Abstract title	Presenter / Lead author	Presentation details
Efficacy and safety of fruquintinib in refractory metastatic colorectal cancer: A FRESCO-2 subgroup analysis by age	Maria Elena Elez Fernandez, Vall d'Hebron Barcelona Hospital Campus, Universitat Autònoma de Barcelona, Barcelona, Spain	526P Poster Session – Colorectal cancer Monday, 16 September 2024
Efficacy of fruquintinib plus paclitaxel (F+PTX) in patients (pts) with prior immunotherapy (prior-IO): subgroup analysis from FRUTIGA study	Lin Shen, Peking University Cancer Hospital & Institute, Beijing, China	1410P Poster Session – Oesophagogastric cancer Monday, 16 September 2024

Impact of subsequent anti-tumor therapies in patients (pts) with advanced gastric or gastroesophageal junction (G/GEJ) adenocarcinoma receiving fruquintinib (F) plus paclitaxel (PTX) or placebo plus PTX in FRUTIGA study

	Ruihua Xu, Sun Yat-sen University Cancer Center, Guangzhou, China	1434P Poster Session – Oesophagogastric cancer Monday, 16 September 2024

Association between Fruquintinib-induced Hypertension and Clinical Outcomes from FRUTIGA, a Phase 3 Study of Fruquintinib plus Paclitaxel in Previously Treated Advanced Gastric or Gastroesophageal Junction (G/GEJ) Adenocarcinoma

	Shukui Qin, Chinese People's Liberation Army Cancer Center of Nanjing Bayi Hospital, Nanjing, China	1443P Poster Session – Oesophagogastric cancer Monday, 16 September 2024
Analysis of MET gene alterations in cfDNA samples from a phase II study of savolitinib in patients (pts) with MET-amplified gastroesophageal junction adenocarcinomas or gastric cancer (GEJ/GC)	Zhi Peng, Peking University Cancer Hospital & Institute, Beijing, China	1461P Poster Session – Oesophagogastric cancer Monday, 16 September 2024
ESMO 2024 - INVESTIGATOR-INITIATED STUDIES
A phase II clinical study of fruquintinib (Fru) combined with toripalimab (Tor) and short-course radiotherapy (SCRT) as neoadjuvant therapy for locally advanced rectal cancer (LARC)	Zhiping Li, Ye Chen, West China Hospital of Sichuan University, Chengdu, China	570P Poster Session – Colorectal cancer Monday, 16 September 2024
Stereotactic ablative radiotherapy combined with fruquintinib and tislelizumab in metastatic colorectal cancer: Updated findings from a single-arm, prospective phase II trial (RIFLE)	Zhen Zhang, Yajie Chen, Fudan University Shanghai Cancer Center, Shanghai, China	537P Poster Session – Colorectal cancer Monday, 16 September 2024
Fruquintinib combined with sintilimab and chemotherapy as the first-line treatment in advanced naïve EGFR- and ALK-negative non-squamous non-small cell lung cancer (nsq-NSCLC): Updated results	Yongqian Shu, Pei Ma, Jiangsu Province Hospital/The First Affiliated Hospital of Nanjing Medical University, Nanjing, China	1329P Poster Session – NSCLC, metastatic Saturday, 14 September 2024
Fruquintinib in combination with sintilimab and CAPEOX as first-line treatment for advanced G/GEJ cancer: A phase 1b/2 clinical trial (FUNCTION)	Xiaobing Chen, Beibei Chen, Henan Cancer Hospital/ Affiliated Cancer Hospital of Zhengzhou University, Zhengzhou, China	1475TiP Poster Session – Oesophagogastric cancer Monday, 16 September 2024

Fruquintinib combined with nab-paclitaxel and gemcitabine (AG) as the first-line treatment for pancreatic ductal adenocarcinoma (PDAC) with liver metastases: An open-label, single-arm, single-center phase II clinical study

	Xianjun Yu, Miaoyan Wei, Fudan University Shanghai Cancer Center, Shanghai, China	1529P Poster Session – Pancreatic cancer Monday, 16 September 2024
A phase II study of Fruquintinib in the 1L or 2L treatment of unresectable metastatic soft tissue sarcoma	Zhiguo Luo, Xiaowei Zhang, Fudan University Shanghai Cancer Center, Shanghai, China	1743P Poster Session – Sarcoma Saturday, 14 September 2024
Surufatinib combined with anti-PD-1/PD-L1 antibody in the second line or monotherapy in third line treatment of advanced hepatocellular carcinoma: A single-arm, open-label, multi-center phase II study	Fuxiang Zhou, Zhongnan Hospital, Wuhan University, Wuhan, China	974P Poster Session – Hepatocellular carcinoma (HCC) Monday, 16 September 2024
Updated results of Surufatinib plus transarterial embolization versus surufatinib monotherapy in neuroendocrine tumor with liver metastasis: a prospective, randomized, controlled trial	Dan Cao, West China Hospital, Sichuan University, Chengdu, China	1155P Poster Session – Neuroendocrine tumours Monday, 16 September 2024

Abstract title	Presenter / Lead author	Presentation details

Surufatinib plus toripalimab combined with pemetrexed (A), and platinum (P) in patients (pts) with advanced non-squamous non-small cell lung cancer (nsq-NSCLC): Updated results of a single-center, phase II trial

	Li Zhang, Wenfeng Fang, Sun Yat-Sen University Cancer Center, Guangzhou, China	1345P Poster Session – NSCLC, metastatic Saturday, 14 September 2024
Surufatinib combined with gemcitabine in soft tissue sarcoma (STS) patients failed with anthracyclines chemotherapy or monotherapy post-anlotinib progression: a multi-center, phase II trial	Xiaohui Niu, Yuhong Zhou, Zhongshan Hospital, Fudan University, Shanghai, China	1740P Poster Session – Sarcoma Saturday, 14 September 2024

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the US and Europe. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, savolitinib and surufatinib, the further clinical development for fruquintinib, savolitinib and surufatinib, its expectations as to whether any studies on fruquintinib, savolitinib and surufatinib, would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, savolitinib and surufatinib, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, savolitinib and surufatinib for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of CAPEOX, docetaxel, gemcitabine, nab-paclitaxel, paclitaxel, pemetrexed, platinum, sintilimab, topotecan, tislelizumab or toripalimab as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 7886 2500